

Mail Stop 3561

January 12, 2017

Mr. Michael J. Lyon
Chief Financial Officer
Pattern Energy Group Inc.
Pier 1, Bay 3
San Francisco, CA 94111

> **Re: Pattern Energy Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 7, 2016**
> **File No. 1-36087**

Dear Mr. Lyon:

We have reviewed your December 19, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Adjusted EBITDA, page 67

1. We note your response to prior comment one regarding the presentation of your non-GAAP measure, Adjusted EBITDA, which adjusts for "proportional share from equity accounted investments." Please revise your disclosure in future filings to include a discussion of the limitations associated with the use of this non-GAAP measure as compared to the use of the most directly comparable GAAP measure. For example, your disclosure should explain that you do not control, nor do you have any legal claim, to the revenues and expenses related to

your equity method investees and that excluding these expenses may imply that you have control over the operations and resulting revenue and expenses.

Notes to Consolidated Financial Statements

Revenue Recognition, page F-17

2. We reviewed your response to comment two and have the following comments:

   - We note that the PSAs of Spring Valley, Lost Creek, Ocotillo, El Arrayan and Post Rock qualify as leases pursuant to ASC 840-10-15-6. Please tell us the specific criteria that were met under ASC 840-10-15-6(c) that qualify such PSAs as leases. Please address each PSA on an individual basis. In doing so, please tell us and disclose your accounting policy regarding how you define "contractually fixed" pricing under ASC 840-10-15-6(c). Specifically tell us whether your policy is that fixed means there is no variability in pricing throughout the term of the arrangement or if your policy is that fixed means you and the purchaser can determine what the exact price will be for each and every unit of output sold at each point in time throughout the term of the arrangement. Please be detailed in your response.

   - Please expand on how you determined your South Kent, Grand, and K2 PSAs do not qualify as leases under ASC 840-10-15-6(c). Although it appears the energy is sold to several end-customers, it appears that IESO/OPA is the sole "purchaser" under the PSAs. Please also clearly explain to us the pricing of these PSAs, as there appears to be differences between the pricing described in your response and the pricing disclosed on pages 52-54.

   - In future filings, please provide the disclosure required by ASC 840-20-50-4, including contingent rentals included in income for each period in which an income statement is presented.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Note 6. Unconsolidated Investments, page 17

3. We reviewed your response to comment three and have the following comments:

   - Please expand on any implicit or quasi-legal commitments you may have to support South Kent and Grand. For example, explain if you would, due to business relationships, credit standing or other reasons, fund the investees upon debt default or provide advances if the investees required support. Clarify if you have any prior history of funding similar entities.

- We note that you continue to receive distributions from South Kent and Grand. Please explain how distributions payable to you are determined and/or defined and if you expect to receive distributions throughout the term of the PSA.

- We note your statement that "profitability of the investees is not assured in the foreseeable future." Please tell us how you define "foreseeable future." Considering your operational history and experience in the industry, explain if you anticipate these projects to eventually be profitable in the long-term and clarify if the current losses are primarily attributable to start-up or other costs that may not recur. Tell us if there is typically a standard point during your PSA terms that projects flip from losses to income. It appears that revenues and interest expense, primary drivers of the investees' profitability, may be reliably estimable based on the long-term PSAs and interest rate swaps that appear to have fixed interest rates.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products